UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                            NOBLE INTERNATIONAL, LTD.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                    655053106
                                 (CUSIP Number)


Alan S. Parsow                   with a copy to    David L. Hefflinger
General Partner                                    McGrath, North, Mullin
Elkhorn Partners Limited Partnership               & Kratz, P.C.
P.O. Box 818                                       1400 One Central Park Plaza
Elkhorn, NE  68022                                 Omaha, NE 68102
(402) 289-3217                                     (402) 341-3070

                  (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)



                                  March 1, 2002
               (Date of Event which Required Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 655053106  13D                                     Page 2 of 3 Pages

         1.       Name of Reporting Person
                  SS or IRS Identification Number of Above Person

                  Elkhorn Partners Limited Partnership / 47-0721875

         2.       Check the Appropriate Box if a Member of a Group

                  /X/      (a)                       / /      (b)

         3.       SEC Use Only

         4.       Source of Funds

                  WC

         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

                  / /

         6.       Citizenship or Place of Organization

                  Nebraska

                                              7. Sole Voting Power
                                                      231,200 Shares
                  Number of
                  Shares                      8. Shared Voting Power
                  Beneficially
                  Owned by                            0
                  Reporting
                  Person                      9. Sole Dispositive Power
                  With
                                                      231,200 Shares

                                             10. Shared Dispositive Power

                                                      0

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                  231,200 Shares

         12.      Check Box if Aggregate Amount in Row 11 Excludes Certain
                  Shares

                  / /

         13.      Percent of Class Represented by Amount in Row 11

                  Approximately 3.5% of voting securities

         14.      Type of Reporting Person

                  PN

CUSIP NO. 655053106    13D                                  Page 3 of 3 Pages



         Elkhorn Partners Limited Partnership (the "Partnership") makes this filing to amend certain information previously reported by the Partnership. This filing constitutes Amendment No. 1 to the Schedule 13D of the Partnership. The Partnership amends such prior schedule 13D reports with respect to the common stock of Noble International, Ltd. ("Noble International") by adding the following information to the item indicated:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)(b) As of March 1, 2002, the Partnership owns 231,200 shares of Noble International common stock. The Noble International Form 10-Q for the quarter ended September 30, 2001 reported that there were outstanding 6,587,551 shares of Noble International common stock as of September 30, 2001. Based on this number, the Partnership owns approximately 3.5% of the Noble International common stock.

         (c) During the past 60 days, the Partnership sold 109,400 shares of Noble International common stock, in open market transactions, at prices ranging from $8.38 to $12.80 per share.


                                      SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

         DATED:  March 4, 2002


Elkhorn Partners Limited Partnership


By:   /s/ Alan S. Parsow
    _______________________________
      Alan S. Parsow
      General Partner